SEC FILE NO. 70-10079





                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549





                             CERTIFICATE PURSUANT TO

                                     RULE 24

                            OF PARTIAL COMPLETION OF

                                  TRANSACTIONS





                                FIRSTENERGY CORP.


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                                            :
       In the matter of                     :
       FirstEnergy Corp.                    :    Certificate Pursuant
                                            :    to Rule 24 of Partial
                                            :    Completion of
                                            :    Transactions
                                            :
       SEC File No. 70-10079                :
       (Public Utility Holding Company Act  :
       of 1935)                             :
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TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:


         The undersigned, FirstEnergy Corp. (FirstEnergy) hereby certifies pursuant to Rule 24 of the General Rules and Regulations under the Public Utility Holding Company Act of 1935 (the Act), that certain of the transactions proposed in the Application filed in SEC File No. 70-10079 have been carried out in accordance with the Commission's Order dated December 19, 2002, as follows:

         FirstEnergy request authority to invest, through December 31, 2005, up to $100 million in: (1) new or existing Low Income Housing Tax Credits (LIHTC Projects) located anywhere in the United states; and (2) historic building or other qualified rehabilitated building projects (Section 47 Projects) located within their service territories (collectively, "Tax Credit Projects").

1.       A copy of the unaudited  financial  statements  of Ohio Edison  Company
         (OE) (including a Consolidated Balance Sheet and Statement of Income) as of and for the twelve months ended June 30, 2004 is attached as Exhibit A.

2. During the period January 1, 2004 through June 30, 2004, there were no revenues and any form of compensation received from any and all Tax Credit Projects directly or indirectly owned.

3. No investment was made to new Tax Credit Projects during the period January 1, 2004 through June 30, 2004.

4.       Amount authorized to invest in the Tax Credit              $100,000,000
         Projects as of January 1, 2004

         Investment during the period January 1, 2004
         through June 30, 2004                                           -0-
                                                                     -----------

         Amount available to invest in the Tax Credit
         Projects as of June 30, 2004                               $100,000,000
                                                                     ===========

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5.       The following is a list of LIHTC project investments  currently held by
         FirstEnergy and its subsidiaries as of June 30, 2004:


         Apollo Tax Credit Fund - III, L. P.                       $   4,500,000
         Apollo Tax Credit Fund - IX, L. P.                           29,873,702
         Boston Capital Corporate Tax Credit Fund IV, L. P.            2,063,483
         Boston Capital Corporate Tax Credit Fund X, L. P.             5,341,538
         Boston Capital Corporate Tax Credit Fund XIV, L. P.          11,574,200
         Boston Capital Corporate Tax Credit Fund XVII, L. P.          6,782,570
         Boston Financial Institutional Tax Credit Fund III, L. P.     4,650,000
         Boston Financial Institutional Tax Credit Fund V, L. P.       2,500,000
         Boston Financial Institutional Tax Credit Fund XVI, L. P.     4,863,500
         Marion Senior Housing Limited Partnership                     2,176,588
         McDonald Corporate Tax Credit Fund LP                         2,500,000
         McDonald Corporate Tax Credit Fund - 1995 LP                  5,000,000
         McDonald Corporate Tax Credit Fund - 1996 LP                 10,000,000
         McDonald Ohio Tax Credit Fund - 1998 LP                       5,000,000
         Ohio Equity Fund for Housing LP II                              998,535
         USA Institutional Tax Credit Fund VII LP                      3,850,000
                                                                    ------------
         Total                                                     $ 101,674,116
                                                                    ============

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                                    SIGNATURE



         PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS CERTIFICATE TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.




                                                     FIRSTENERGY CORP.




Date:    August 13, 2004
                                   By:          /s/ Harvey L. Wagner
                                         --------------------------------------
                                                    Harvey L. Wagner
                                              Vice President, Controller
                                             and Chief Accounting Officer

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